Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

 SimonJ@gtlaw.com

February 12, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeff Kauten

Re:	American Virtual Cloud Technologies, Inc. Preliminary Proxy Statement on Schedule 14A Filed January 15, 2021 File No. 001-38167

Dear Mr. Kauten:

On behalf of American Virtual Cloud Technologies, Inc. (the “Company”), we are hereby responding to the letter, dated January 26, 2021 (the “Comment Letter”), from the Division of Corporation Finance, Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on January 15, 2021 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, are included in bold-face type below, followed by the Company’s response.

1.	We note that you are seeking stockholder approval of the issuance of 20% or more of your outstanding common stock in connection with the acquisition of Kandy Communications LLC. Please provide the information required by Items 13 and 14 of Schedule 14A including audited and pro forma financial statement information. Refer to Note A of Schedule 14A.

Response: The Company supplementally advises the Staff that it has added the requested information to Amendment No. 1.

* * *

United States Securities and Exchange Commission

Division of Corporation Finance

February 12, 2021

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 1 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc: American Virtual Cloud Technologies, Inc.